# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Viper Energy, Inc., CIK 0002074176
CUSIP: 64361Q101
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 11/05/2026
Amends the filing with accession number 0000950170-25-111487
Filed by CIK 0001539838
Persons authorized to receive notices and communications: Teresa L. Dick, Diamondback Energy, Inc., 900 NW 63rd Street, Suite 200, Oklahoma City, Oklahoma (OK), 73116, (432) 221-7400; Zachary S. Podolsky, Latham & Watkins LLP, 1271 Avenue of the Americas, New York, New York (NY), 10020, (212) 906-1200

## Reporting persons
- Diamondback Energy, Inc. (CIK 0001539838): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 145,972,177; shared voting power 0; sole dispositive power 145,972,177; shared dispositive power 0; aggregate amount beneficially owned 145,972,177 (43.1% of the class)
- Diamondback E&P LLC (CIK 0001590692): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,874,987; shared voting power 0; sole dispositive power 10,874,987; shared dispositive power 0; aggregate amount beneficially owned 10,874,987 (5.3% of the class)
- Endeavor Energy Resources, L.P. (CIK 0002068309): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 70,633,640; shared voting power 0; sole dispositive power 70,633,640; shared dispositive power 0; aggregate amount beneficially owned 70,633,640 (26.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Name of issuer: Viper Energy, Inc.
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701
Comment: This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on August 26, 2025 (as amended, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.000001 per share (the "Class A Common Stock") of Viper Energy, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Distribution Reinvestment Plan

On November 5, 2026, VNOM Holding Company LLC ("Viper OpCo") and the Issuer jointly adopted a Distribution Reinvestment Plan (the "Plan"). Under the Plan, holders of units of Viper OpCo ("OpCo Units") other than the Issuer and its wholly owned subsidiaries may elect to reinvest all or a specified percentage of their cash distributions on OpCo Units in additional OpCo Units.

Under the Plan, each participating unitholder's cash distribution is treated as contributed to Viper OpCo on the payment date. In exchange, the unitholder receives a number of OpCo Units equal to the contributed amount divided by the "Plan Price". The Plan Price is the average closing price of the Class A Common Stock for the five consecutive trading days immediately preceding the payment date. For each OpCo Unit issued, the Issuer will issue an equal number of shares of Class B Common Stock. The resulting OpCo Units and Class B Common Stock may be exchanged for Class A Common Stock in accordance with Viper OpCo's limited liability company agreement.

On November 5, 2026, the Reporting Persons elected to reinvest distributions on all of their OpCo Units beginning with Viper OpCo's third quarter distribution payable on November 19, 2026. Future participation is subject to quarterly review by the Reporting Persons.

## Signatures
- Diamondback Energy, Inc.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President of Accounting and Assistant Secretary (11/09/2026)
- Diamondback E&P LLC: /s/ Teresa L. Dick, By: Diamondback Energy, Inc., its sole member, Teresa L. Dick/Executive Vice President of Accounting and Assistant Secretary (11/09/2026)
- Endeavor Energy Resources, L.P.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President of Accounting and Assistant Secretary (11/09/2026)